

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Steven J. Anenen
Chief Executive Officer
Dealer Services Holdings LLC
1950 Hassell Road
Hoffman Estates, IL 60169

>   **Re: Dealer Services Holdings LLC**
>   **Amendment No. 1 to Form 10**
>   **File No. 001-36486**
>   **Filed July 25, 2014**

Dear Mr. Anenen:

We have reviewed your supplemental letter dated August 21, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated August 15, 2014.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 69

1.   We note in your response to prior comment 3 that you believe the software-related components do not meet any of the scope exceptions under ASC 985-605-15-4. Please

describe the accounting literature that supports your conclusion that the telephony and laser products are software-related components. That is, identify the paragraphs that support your conclusion that the tangible products or hardware in your arrangements are subject to ASC 985-605. Further, you state that, "these elements have complex customized interfaces that allow them to communicate with, and function together with, the DMS." You also state that you do "not sell telephony and laser products without the DMS; [you] only sell them as part of a packaged solution." That is, your response suggests that the software and hardware function together to deliver the tangible product's essential functionality and thus the DMS solution would be outside the scope of ASC 985-605. Please advise.

2.   We note in your response to prior comment 4 that you record transactional revenues at gross given that you are the primary obligor. Please revise your disclosure to indicate your basis for gross or net presentation.

Please contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David Huntington, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP